300 First Stamford Place 5th Floor Stamford, CT 06902	T: (203) 276-8100 F: (203) 276-8199

BY EDGAR SUBMISSION

June 28, 2016

J. Nolan McWilliams

Attorney-Advisor
Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:             Eagle Bulk Shipping Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 3, 2016

File No. 001-33831

Dear Mr. McWilliams:

We refer to your comment letter dated May 31, 2016 (the “Comment Letter”), regarding the Securities and Exchange Commission’s review of the Preliminary Proxy Statement on Schedule 14A filed by Eagle Bulk Shipping Inc. on May 3, 2016 (File No. 001-33831) (the “Preliminary Proxy Statement”). We also refer to our earlier request, dated June 14, 2016, for an extension until June 28, 2016, to respond to the Comment Letter. Pursuant to our telephonic discussion with Mr. Ryan Adams on June 27, 2016, this correspondence confirms our request for an extension until July 13, 2016 to respond to the Comment Letter so that we can devote appropriate time to gather and review information in connection with our response and to complete an amendment to the Preliminary Proxy Statement.

If you have any questions with respect to this request for an extension of time or require additional information, please contact me at 203-276-8100.

Very truly yours,

/s/ Gary Vogel
Gary Vogel Chief Executive Officer

cc:           Ryan Adams, Securities and Exchange Commission

Adir Katzav, Chief Financial Officer

Daniel I. Fisher, Akin Gump Strauss Hauer & Feld LLP